UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) Alvarado Square Albuquerque, New Mexico 87158 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

PNM Resources, Inc.
(Name of issuer)

Alvarado Square
Albuquerque, New Mexico 87158
(Address of issuer’s principal executive office)

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2005	9
Signature	11
EXHIBITS

23.1	Consent of Deloitte & Touche LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
PNM Resources, Inc. Retirement Savings Plan
Albuquerque, New Mexico

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year then ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 16, 2006

PNM Resources, Inc.
Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2005	2004

Investments, at fair value:
Shares of registered investment companies	$252,835,825	$226,382,520
Shares of common/collective trusts	18,683,943	13,281,411
PNM Resources, Inc. Common Stock Fund	8,807,369	8,501,029
Participant loans	6,888,804	6,226,600

Total investments	287,215,941	254,391,560

Receivables:
Employer contributions	1,055,768	843,563
Participant contributions	740,259	560,732

Total receivables	1,796,027	1,404,295

Net assets available for benefits	$289,011,968	$255,795,855

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005

Additions to net assets:
Investment income:
Interest and dividend income	$12,202,899
Net appreciation in fair value of investments	3,624,469

Total income	15,827,368

Contributions:
Participants' contributions	16,103,358
Employer's contributions	15,720,971
Other Additions	3,649

Total contributions	31,827,978

Total additions	47,655,346

Deductions from net assets:
Benefits paid to participants	14,414,488
Administrative expenses	24,745

Total deductions	14,439,233

Net increase in net assets available for benefits	33,216,113

Net assets available for benefits, beginning of year	255,795,855

Net assets available for benefits, end of year	$289,011,968

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

NOTE 1 - PLAN DESCRIPTION

The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company and covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”) and the PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan. The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

Eligibility

Employees of the Company and its participating affiliates may participate in the before tax contributions portion of the Plan as of the first payroll period after the employee completes and submits the enrollment materials. An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who are hired on or after January 1, 2006, and who do not voluntarily elect to enroll in the before tax contributions portion of the Plan will be automatically enrolled in the before tax contributions portion of the Plan on the first day of the first payroll period after the Employee has been employed for 30 days. If an Employee hired on or after January 1, 2006 does not want to be automatically enrolled in the before tax contributions portion of the Plan, the Employee must affirmatively elect to not participate.

Contributions and Vesting

Eligible employees may contribute from 1% to 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”). For 2005, the maximum allowable pre-tax contribution was $14,000. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC. The maximum catch-up contribution for 2005 was $4,000.

If an Employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant’s compensation each payroll period and contribute that amount on a pre-tax basis to the participant’s account in the Plan. Effective in June 2006, all participants’ before tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant’s contributions increased.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

NOTE 1 - PLAN DESCRIPTION (continued)

The Company provides a matching contribution of 75% of the participant’s contributions up to 6% of the participant’s eligible compensation (maximum Company contribution of 4.5%). The Company also makes a contribution based on the participant’s age as follows:

Under 40 years of age	3%
40-44 years of age	5%
45-49 years of age	6%
50-54 years of age	8%
55 years of age or older	10%

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, any Company match, the Company’s age based contribution described in the table and the rate of return on the investments. Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contribution made by the Company. Should an employee take full advantage of the matching portions by contributing the 6%, a retirement contribution ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon. In addition, participants are vested in the Company’s contributions to the participant’s Plan account as soon as they are made. There were no forfeitures during the Plan year.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contribution, the Company’s contribution and the participant’s share of the Plan’s income and expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants are able to allocate their contributions among various investment options.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Amortization periods may not exceed five years. Loans for the purchase of a primary residence may be repaid over a longer period of time, as

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

NOTE 1 - PLAN DESCRIPTION (continued)

determined by the Committee. All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. Any loan is secured by 50% of the balance in the participant’s account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Interest rates on outstanding loans at December 31, 2005 range from 5.62% to 9.75% and have maturity dates that range from January 2006 to December 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investment Valuation

Investments of the Plan are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales are reflected on a trade-date basis.

Risks and Uncertainties

The plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

The Vanguard International Growth Fund invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in companies in the United States. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable companies in the United States.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Participant fees and administrative fees amounted to $24,745 during the year ended December 31, 2005.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The fair value of individual investments as of December 31, 2005 and 2004, that represent five percent or more of the Plan’s net assets at the respective year-end dates are as follows:

2005
Vanguard Wellington Fund	$35,398,976
Vanguard PRIMECAP Fund	33,305,773
Vanguard 500 Index Fund	27,322,740
Vanguard Treasury Money Market Fund	25,085,582
Vanguard Windsor Fund	20,266,775
Vanguard Retirement Savings Trust	18,683,943
Vanguard Strategic Equity Fund	18,404,751
Vanguard Windsor II Fund Investor Shares	18,169,058

2004
Vanguard PRIMECAP Fund	$32,914,377
Vanguard Wellington Fund	30,841,020
Vanguard 500 Index Fund	26,485,114
Vanguard Treasury Money Market Fund	22,497,117
Vanguard Windsor Fund	21,056,996
Vanguard Windsor II Fund Investor Shares	14,145,862
Vanguard Strategic Equity Fund	13,529,520
Vanguard Retirement Savings Trust	13,281,411

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

NOTE 3 - INVESTMENTS (CONTINUED)

During 2005, the Plan’s investments appreciated (depreciated) in fair value as follows:

2005

Registered investment companies	$3,959,754
PNMR Common Stock Fund	(335,285)

$3,624,469

The net appreciation in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

NOTE 4 - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 19, 2004, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

The Plan presently holds shares of the Company’s stock. Participants are allowed to invest their accounts in the PNMR Common Stock Fund. In addition, the Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as the Trustee for only those investments as defined by the Plan. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

PNM Resources, Inc.
Retirement Savings Plan
EIN 85-0468296, Plan No. 005

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of Issue		Description of Investment	Cost	Current Value

	Vanguard Group:
*	Vanguard PRIMECAP Fund	Registered investment company	**	$ 33,305,773
*	Vanguard Wellington Fund	Registered investment company	**	35,398,976
*	Vanguard 500 Index Fund	Registered investment company	**	27,322,740
*	Vanguard Treasury Money Market Fund	Registered investment company	**	25,085,582
*	Vanguard Windsor Fund	Registered investment company	**	20,266,775
*	Vanguard Windsor II Fund	Registered investment company	**	18,169,058
*	Vanguard Strategic Equity Fund	Registered investment company	**	18,404,751
*	Vanguard Long-Term Treasury Fund	Registered investment company	**	11,895,373
*	Vanguard International Growth Fund	Registered investment company	**	12,059,023
*	Vanguard LifeStrategy Growth Fund	Registered investment company	**	6,853,234
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company	**	5,029,905
*	Vanguard Asset Allocation Fund	Registered investment company	**	4,774,663
*	Vanguard Short-Term Corporate Fund	Registered investment company	**	4,578,034
*	Vanguard LifeStrategy Income Fund	Registered investment company	**	2,505,734
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company	**	2,160,504
*	Vanguard Prime Money Market Fund	Registered investment company	**	947,779
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	18,683,943
	PIMCO Funds: Total Return Fund; Administrative	Registered investment company	**	4,951,202
	PIMCO StocksPLUS Fund- Admin Class	Registered investment company	**	1,683,408
	Baron Growth Fund	Registered investment company	**	8,453,746
	American Funds Growth Fund	Registered investment company	**	8,989,565
*	Participant Loans	5.62% - 9.75%, maturing 1/2006	**
		to 12/2015		6,888,804
*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	8,807,369

	Total investments			$ 287,215,941

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibits Number:

23.1	Consent of Deloitte & Touche LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 22, 2006	By:	/s/ Alice Cobb
Alice Cobb
Committee Chairperson, PNM Resources, Inc.
Benefits Governance Committee